SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For October 2, 2002


                          Andina Bottling Company
                  -------------------------------------------
                 (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                                 Las Condes
                                  Santiago
                                   Chile
                               --------------
                   (Address of principal executive offices)


                         Form 20-F [X] Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [_] No [X]

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

As of and for the six-month periods ended
June 30, 2001 and 2002









CONTENTS

Unaudited interim consolidated balance sheets
Unaudited interim consolidated statements of income
Unaudited interim consolidated statements of cash flows
Notes to the unaudited interim consolidated financial statements

THIS REPORT IS COMPOSED OF AN ENGLISH TRANSLATION OF A SECOND QUARTER REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, EXCEPT FOR THE US$ COLUMNS INCORPORATED TO PROVIDE ADDITIONAL INFORMATION.


     TABLE OF CONTENTS                                                     Page

-    Unaudited interim consolidated balance sheets at June 30, 2001
       and 2002                                                              1

-    Unaudited interim consolidated statements of income for the
       six-month periods ended June 30, 2001 and 2002                        3

-    Unaudited interim consolidated statements of cash flows for
       the six-month periods ended June 30, 2001 and 2002                    4

-    Notes to unaudited interim consolidated financial statements            6




THE FINANCIAL STATEMENTS SUBMITTED IN THIS DOCUMENT WERE PREPARED PURSUANT TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CHILE, AND UNLESS OTHERWISE INDICATED, AMOUNTS ARE EXPRESSED IN CH$ AS OF JUNE 30, 2002. THE OBSERVED RATE OF EXCHANGE ON SUCH DATE WAS US$ 1 = CH$ 688.05.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Embotelladora Andina S.A.



We have reviewed the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of income and of cash flows for the six-month periods then ended. These financial statements are the responsibility of the Company's management. The attached "Analisis Razonado" and "Hechos relevantes" do not form an integral part of these financial statements; therefore, this report does not extend to them.

We conducted our reviews in accordance with auditing standards generally accepted in Chile for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, the consolidated interim financial statements as of June 30, 2002 and 2001 were not audited and therefore, we are not in a position to express and we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements as of and for the six-month periods ended June 30, 2002 and 2001, for them to be in conformity with accounting principles generally accepted in Chile.

As described in Note 14, as of June 30, 2002, the Company maintains investments in Argentina that could be subject to adverse effects from the political and economic uncertainty in Argentina.

PricewaterhouseCoopers






Santiago, Chile
July 29, 2002

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of June 30, 2002 and
                          thousands of U.S. dollars)

                                                                                  At June 30,
                                                                   ---------------------------------------------
               ASSETS                                                  2001             2002             2002
               ------                                              -----------       -----------      ----------
                                                                     ThCh$            ThCh$            ThUS$
CURRENT ASSETS:
    Cash                                                             7,416,755         4,289,559         6,234
    Time deposits                                                   70,889,608        10,541,093        15,320
    Marketable securities                                           66,083,761        36,840,742        53,544
    Accounts receivable (net)                                       39,317,376        33,643,018        48,896
    Amounts due from related companies                               1,409,445            23,242            34
    Inventories                                                     20,743,676        13,569,419        19,722
    Recoverable taxes                                                7,217,759         2,115,053         3,074
    Other current assets                                            20,238,649        13,679,039        19,881
                                                                  ------------      ------------      --------
         Total current assets                                      233,317,029       114,701,165       166,705
                                                                  ------------      ------------      --------

PROPERTY, PLANT AND EQUIPMENT
    Land                                                            15,342,045        15,944,712        23,174
    Buildings and construction                                      96,643,845        99,921,350       145,224
    Machinery and equipment                                        240,597,745       243,199,018       353,461
    Other property, plant and equipment                            164,221,756       177,715,943       258,289
    Technical reappraisal of property, plant
      and equipment                                                  1,834,095         1,834,095         2,666
    Less:  Accumulated depreciation                               (285,689,495)     (328,059,971)     (476,797)
                                                                  ------------      ------------      --------
         Total property, plant and equipment                       232,949,991       210,555,147       306,017
                                                                  ------------      ------------      --------

OTHER ASSETS:
    Investments in related companies                                17,589,661        20,418,887        29,676
    Goodwill (net)                                                 114,190,257       112,949,237       164,158
    Investments in other companies                                     495,229           706,031         1,026
    Accounts due from related companies                                210,179           101,612           148
    Long-term receivables                                            1,944,410           496,361           721
    Intangible assets (net)                                          1,104,333           745,696         1,084
    Other                                                           80,042,030       199,373,397       289,766
                                                                  ------------      ------------      --------
         Total other assets                                        215,576,099       334,791,221       486,580
                                                                  ------------      ------------      --------
         Total assets                                              681,843,119       660,047,533       959,302
                                                                  ============      ============      ========

The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                      INTERIM CONSOLIDATED BALANCE SHEET
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos of June 30, 2002 and
                          thousands of U.S. dollars)


                                                                                  At June 30,
                                                                   ---------------------------------------------
             LIABILITIES                                              2001             2002              2002
             -----------                                           ----------        ----------       ----------
                                                                     ThCh$            ThCh$             ThUS$
CURRENT LIABILITIES:
     Short-term bank liabilities                                    3,291,518           711,952          1,035
     Current portion of long-term bank
       liabilities                                                  3,916,023         4,299,117          6,248
     Current portion of bonds payable                               2,927,723         1,035,975          1,506
     Dividends payable                                             47,173,804        46,236,825         67,200
     Trade accounts payable and notes payable                      28,704,812        18,254,945         26,531
     Other accrued liabilities and provisions                      12,379,620        11,719,352         17,033
     Amounts payable to related companies                           8,335,293         4,694,318          6,823
     Income taxes payable                                           8,375,957         1,665,911          2,421
     Other taxes payables                                           7,710,557         4,650,863          6,759
                                                                  -----------       -----------       --------
         Total current liabilities                                122,815,307        93,269,258        135,556
                                                                  -----------       -----------       --------

LONG-TERM LIABILITIES:
     Long-term bank liabilities                                     2,664,607        57,016,982         82,867
     Bonds payable                                                160,134,814       139,308,492        202,469
     Notes payable                                                          -                 -              -
     Various creditors                                                325,292            59,770             87
     Amounts payable to related companies                             192,532                 -              -
     Other accrued liabilities and provisions                       5,954,462         9,663,244         14,044
     Deferred tax                                                           -         1,508,515          2,192
     Other long-term liabilities                                   11,125,627         6,443,658          9,365
                                                                  -----------       -----------       --------
         Total long-term liabilities                              180,397,334       214,000,661        311,025
                                                                  -----------       -----------       --------
     Minority interest                                                 46,563            46,825             68
                                                                  -----------       -----------       --------

SHAREHOLDERS' EQUITY:
     Paid-in capital                                              180,072,607       180,223,954        261,934
     Other reserves                                                59,652,096        54,446,273         79,131
     Retained earnings                                            121,902,415        97,367,409        141,512
     Net income for the period                                     16,956,797        20,693,153         30,075
                                                                  ------------      ------------      --------
         Total shareholders' equity                               378,583,915       352,730,789        512,653
                                                                  -----------       -----------       --------
         Total liabilities and shareholders' equity               681,843,119       660,047,533        959,302
                                                                  ===========       ===========       ========

The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                   INTERIM CONSOLIDATED STATEMENT OF INCOME
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2002 and
                          thousands of U.S. dollars)

                                                                          Six months ended June 30,
                                                                 ----------------------------------------------
                                                                     2001              2002             2002
                                                                 -------------     -------------     ----------
                                                                    ThCh$            ThCh$             ThUS$
OPERATING INCOME:
     Net sales                                                    243,424,361       196,195,064       285,147
     Cost of sales                                               (152,921,227)     (128,985,312)     (187,465)
                                                                 ------------      ------------      --------
         Gross profit                                              90,503,134        67,209,752        97,681
     Administrative and selling expenses                          (62,920,852)      (49,682,527)      (72,208)
                                                                 ------------      ------------      --------
         Operating income                                          27,582,282        17,527,225        25,474
                                                                 ------------      ------------      --------

OTHER INCOME AND EXPENSES:
     Financial income                                               9,690,822        10,222,599        14,857
     Other non-operating income                                     9,023,367           562,622           818
     Financial expenses                                           (10,206,772)       (9,973,352)      (14,495)
     Other non-operating expenses                                  (2,498,642)      (12,461,197)      (18,111)
     Share of income (loss) from
       affiliate companies                                           (507,073)       11,594,694        16,852
     Amortization of goodwill                                      (5,596,308)       (3,828,493)       (5,564)
     Price-level restatement                                       (4,856,459)       10,778,469        15,665
                                                                 ------------      ------------      --------
         Non-operating income                                      (4,951,065)        6,895,342        10,022
                                                                 ------------      ------------      --------

         Income before income taxes
          and minority interest                                    22,631,217        24,422,567        35,495
     Income taxes                                                  (5,652,327)       (3,728,401)       (5,419)
                                                                 ------------      ------------      --------
         Income before minority interest                           16,978,890        20,694,166        30,077
     Income (loss) attributable to minority interest                  (22,093)           (1,013)           (1)
                                                                 ------------      ------------      --------
         Net income                                                16,956,797        20,693,153        30,075
                                                                 ============      ============      ========


The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                 INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)

          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2002 and
                          thousands of U.S. dollars)

                                                                             Six  months ended June 30,
                                                                    --------------------------------------------
                                                                        2001              2002          2002
                                                                    -------------    -------------   -----------
                                                                        ThCh$             ThCh$         ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
     Collection of accounts receivable                               386,444,891      286,710,236      416,700
     Financial income received                                         6,369,565        4,675,341        6,795
     Other income received                                            11,715,230       10,276,715       14,936
     Payments to suppliers and personnel                            (284,463,331)    (208,988,988)    (303,741)
     Interest paid                                                    (7,427,809)      (7,558,583)     (10,986)
     Income tax payments                                                (316,434)      (3,123,283)      (4,539)
     Other expenses                                                   (1,388,413)        (990,511)      (1,440)
     VAT and other similar items paid                                (44,423,748)     (39,579,930)     (57,525)
                                                                    ------------     ------------     --------
         Net cash provided by operating activities                    66,509,951       41,420,997       60,201
                                                                    ------------     ------------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of shares in subsidiary                        5,630                -            -
     Borrowings from banks and others                                 27,395,264       27,417,140       39,848
     Dividends paid                                                   (7,942,403)      (7,701,003)     (11,193)
     Payment of loans                                                (38,107,296)     (51,971,016)     (75,534)
                                                                    ------------     ------------     --------

         Net cash provided by (used in) financing activities         (18,648,805)     (32,254,879)     (46,879)
                                                                    ------------     ------------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sales of property, plant and equipment              1,770,290          461,156          670
     Proceeds from sales of other investments                        290,129,783       30,406,305       44,192
     Other income                                                      7,060,502       10,890,278       15,828
     Additions to property, plant and equipment                      (11,216,009)      (9,863,177)     (14,335)
     Permanent Investments                                           (15,613,151)               -            -
     Investments in financial instruments                           (293,023,009)     (40,865,135)     (59,393)
     Others loans to related companies                                  (830,657)               -            -
     Other investing activities                                       (1,505,003)         184,665          268
                                                                    ------------     ------------     --------
         Net cash flow provided by (used in) investing activities    (23,227,254)      (8,785,908)     (12,769)
                                                                    ------------     ------------     --------

         Net (decrease) increase in cash and cash equivalents         24,633,892          380,210          553
     Effect of inflation on cash and cash equivalents                  1,663,758       (5,238,813)      (7,614)
                                                                    ------------     ------------     --------
         Net (decrease) increase in cash and cash equivalents         26,297,650       (4,858,603)      (7,061)

     Cash and cash equivalents at beginning of period                 99,466,676       58,071,498       84,400
                                                                    ------------     ------------     --------
     Cash and cash equivalents at end of period                      125,764,326       53,212,895       77,339
                                                                    ============     ============     ========

The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                 INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (Unaudited)
          (Restated for general price-level changes and expressed in thousands of constant Chilean pesos at June 30, 2002 and
                          thousands of U.S. dollars)

                                                                               Six months ended June 30,
                                                                       -----------------------------------------
                                                                           2001            2002           2002
                                                                       ------------   ------------     ---------
                                                                         ThCh$            ThCh$          ThUS$
RECONCILIATION BETWEEN NET INCOME FOR THE
PERIOD AND NET CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
     Net income                                                         16,956,797     20,693,153       30,075

Income on sale of assets:
     Loss (gain) on sale of property, plant and equipment               (1,716,110)      (228,729)        (332)
     Loss on sale of investment                                             45,140         16,090           23
     Gain on sale of other assets                                          (43,826)             -            -

Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation                                                       21,128,956     19,369,778       28,152
     Amortization of intangibles                                           638,045        155,137          225
     Write-offs and provisions                                           4,396,409      2,979,408        4,330
     Participation in (earnings) losses of investments under
       equity method                                                       507,073    (11,594,694)     (16,852)
     Amortization of goodwill                                            5,596,308      3,828,493        5,564
     Price-level restatement                                             4,856,459    (10,778,469)     (15,665)
     Other credits to income that do not represent
       cash flows                                                       (6,173,067)    (1,874,157)      (2,724)
     Other debits to income that do not represent
       cash flows                                                        3,654,518     18,129,583       26,349
     Income attributable to minority interest                               22,093          1,013            1

CHANGE IN OPERATING ASSETS / LIABILITIES:
     Decrease in accounts receivable                                    42,184,311     27,227,549       39,572
     Decrease in inventories                                             5,555,812        305,731          444
     Decrease in other current assets                                    2,402,868      3,051,356        4,435
     Decrease in trade accounts payable and
       notes payable relating to operating activities                  (35,764,376)   (27,261,384)     (39,621)
                                                                       -----------    -----------      -------
     Increase (decrease) in interest payable                               907,443     (3,847,895)      (5,592)
     Increase (decrease) in income taxes payable                         3,888,567       (378,308)        (550)
     Increase in accounts payable relating to
       non-operating income                                                227,607      2,236,535        3,251
     Decrease in VAT and other similar taxes                            (2,761,076)      (609,193)        (885)
                                                                       -----------    -----------      -------
         Net cash provided by operating activities                      66,509,951     41,420,997       60,201
                                                                       ===========    ===========      =======


The accompanying Notes 1 to 17 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE 1 - BASIS OF PRESENTATION

In the opinion of the Company's management, the accompanying interim consolidated financial statements of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for such interim periods.

The interim results for the six months period ended June 30, 2002, are not necessarily indicative of the results for the full calendar year. These financial statements should be read in conjunction with the Company's consolidated audited financial statements and the related notes for the fiscal year ended December 31, 2001. All significant accounting policies followed in the preparation of these interim financial statements are described in Note 1 to the Company's audited consolidated financial statements referred to above, with the exception of the following:

The net adjustment of non-monetary assets, liabilities and equity accounts was made on the basis of a variation of (0.6)% in the Consumer Price Index ("CPI") applicable for the six-month period ended May 31, 2002 (1.5% in 2001) and was included in the price-level restatement account in the statements of income.

Values for the UF are as follows (historical Chilean pesos per UF):

        Year                         At June 30,
        ----                         -----------
                                        Ch$
        2001                         16,002.32
        2002                         16,355.20

For comparative purposes, the June 30, 2001 interim financial statements and the amounts disclosed in the related notes have been restated in terms of Chilean pesos of June 30, 2002 purchasing power.

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying June 30, 2002 interim financial statements are presented solely for the convenience of the foreign reader at the closing exchange rate of Ch$
688.05 per US $ 1.00 quoted by the Central Bank of Chile for June 30, 2002. No representation is made that the Chilean peso amounts could have been, or could be, converted into U.S. dollars at that rate or any other rate.

NOTE 2 - MONETARY CORRECTION

The detail of the composition of monetary correction is as follows:

                         Variation in UF,        Variation in
                        IVP or other index     foreign currency          Variation in CPI         Accumulated total
                        -------------------  -----------------------  ----------------------  ------------------------
 Monetary correction      2002       2001       2002        2001         2002        2001         2002         2001
---------------------   --------    -------  ----------   ----------  ----------  ----------  -----------   ----------
                          ThCh$      ThCh$      ThCh$       ThCh$        ThCh$       ThCh$        ThCh$        ThCh$
Assets
    Current                    -          -   4,464,066    8,779,241      55,490     168,884    4,519,556    8,948,125
    Fixed assets               -          -           -            -     467,216   1,448,907      467,216    1,448,907
    Other                192,793     75,361  16,754,236   10,315,421   2,712,902   3,343,614   19,659,931   13,734,396

Liabilities
    Current             (772,439)   (84,340)   (152,809)    (553,320)   (189,359)   (157,223)  (1,114,607)    (794,883)
    Long-term                  -    (10,719) (9,179,227) (22,605,394) (1,446,620)    (59,679) (10,625,847) (22,675,792)
Equity                         -          -           -            -  (2,001,849) (5,382,989)  (2,001,849)  (5,382,989)
Income and expense
  accounts                 3,825          -           -            -    (129,756)   (134,223)    (125,931)    (134,223)
                        --------    -------  ----------   ----------    --------    --------   ----------   ----------
         Total          (579,646)   (19,698) 11,890,091   (4,064,052)   (531,976)   (772,709)  10,778,469   (4,856,459)
                        ========    =======  ==========   ==========    ========    ========   ==========   ==========

NOTE 3 - TIME DEPOSITS

Time deposits at each period-end are as follows:

                                             At June 30,
                                     ------------------------------
                                       2001                2002
                                     ----------          ----------
                                       ThCh$               ThCh$
Local currency deposits                       -                   -
Foreign currency deposits            70,889,608          10,541,093
                                     ----------          ----------
         Total                       70,889,608          10,541,093
                                     ==========          ==========

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each period-end are as follows:

                                              At June 30,
                                     ------------------------------
                                       2001                 2002
                                     ----------          ----------
                                       ThCh$                ThCh$
Mutual Funds                         54,403,206           7,522,186
Investment Funds                     11,680,555          29,318,556
                                     ----------          ----------
         Total                       66,083,761          36,840,742
                                     ==========          ==========

NOTE 5 - ACCOUNTS RECEIVABLE

Accounts receivable (net) at each period-end consist of the following:

                                                     At June 30,
                                             ------------------------------
                                                2001                2002
                                             ----------          ----------
                                               ThCh$               ThCh$
Trade accounts receivable (net)              25,310,953          15,783,301
Notes receivable (net)                        8,031,560           6,124,231
Miscellaneous accounts receivable (net)       5,974,863          11,735,486
                                             ----------          ----------
         Accounts receivable (net)           39,317,376          33,643,018
                                             ==========          ==========

Accounts receivable are shown net of a total provision for doubtful debts of ThCh$ 1,498,393 at June 30, 2002.

Notes receivable consist primarily of post-dated checks. Miscellaneous accounts receivable consist primarily of advance payments made to suppliers and amounts due from employees.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

a)   Property, plant and equipment at each period-end are as follows:

                                                      At June 30,
                                            -------------------------------
                                               2001                2002
                                            -----------         -----------
                                               ThCh$               ThCh$
Land                                         15,342,045          15,944,712
Buildings and improvements                   96,643,845          99,921,350
Machinery and equipment                     240,597,745         243,199,018
                                            -----------         -----------
         Total                              352,583,635         359,065,080
                                            -----------         -----------

b)   Other property, plant and equipment at each period-end are as follows:

                                                     At June 30,
                                            -------------------------------
                                               2001                2002
                                            -----------         -----------
                                               ThCh$               ThCh$

Containers                                   90,126,155          96,307,971
Furniture and fixtures                        9,858,500          25,687,760
Marketing and displays                       36,765,351          42,331,386
Other                                        27,471,750          13,388,826
                                            -----------         -----------
         Total other property,
         plant and equipment                164,221,756         177,715,943
                                            ===========         ===========

c)   Technical reappraisal of property, plant and equipment:

This item represents the increase in value of property, plant and equipment resulting from a technical reappraisal made by the Company in 1979 under SVS regulations.

                                                      At June 30,
                                             ------------------------------
                                                2001                2002
                                             ----------          ----------
                                                ThCh$               ThCh$
Land                                          1,225,829           1,225,829
Buildings and construction                      169,845             169,970
Machinery and equipment                         438,421             438,296
                                             ----------          ----------
         Total                                1,834,095           1,834,095
                                             ==========          ==========
Accumulated depreciation                        509,493             519,038
                                             ==========          ==========

NOTE 7 - INVENTORIES

Inventories are composed as follows:
                                                      At June 30,
                                             ------------------------------
                                                2001                2002
                                             ----------          ----------
                                                ThCh$               ThCh$
Finished Products                            11,074,006           7,359,587
Products in process                             209,635              47,761
Raw Materials                                 9,297,789           6,162,706
Raw Materials in transit                        528,538             192,036
Provision for obsolescence                     (366,291)           (192,671)
                                             ----------          ----------
         Total                               20,743,676          13,569,419
                                             ==========          ==========

NOTE 8 - INVESTMENTS IN RELATED COMPANIES, GOODWILL AND INVESTMENTS IN OTHER COMPANIES

                                                       At June 30,
                                               -----------------------------
                                                   2001              2002
                                               -----------       -----------
                                                  ThCh$              ThCh$
Investments in equity of related companies      17,589,661        20,418,887
Goodwill (net)                                 114,190,257       112,949,237
                                               -----------       -----------
         Total                                 131,779,918       133,368,124
                                               ===========       ===========
Investments in other companies                     495,229           706,031
                                               ===========       ===========


a)   Investments in equity of related companies:

The detail is as follows:

                                   Ownership percentage         Investment value             Participation
                                     at June 30, 2002             at June 30,                in net income
                                   --------------------      ------------------------     ---------------------
                                                                 2001         2002           2001        2002
                                                             ----------    ----------     --------   ----------
                                             %                  ThCh$        ThCh$          ThCh$        ThCh$
Envases CMF (Crowpla Reicolite)            50.00             10,923,847    12,865,883            -     (174,022)
Envases Central S.A.                       48.00              1,456,623     1,071,330     (177,667)    (173,338)
Agromax S.A.                                 -                  542,806             -            -            -
KAIK Participacoes S/C Ltda.               11.31              1,686,764     3,562,104     (281,524)  11,849,736
Centralli Refrigerante S.A                   -                        -             -      (58,085)           -
Cican S.A.                                 15.20              2,979,621     2,919,570       10,203       92,318
                                                             ----------    ----------     --------   ----------
         Total                                               17,589,661    20,418,887     (507,073)  11,594,694
                                                              ========     ==========     ========   ==========

On June 29, 2001, Embotelladora Andina S.A. ("Andina") and Cristalerias de Chile S.A. ("Cristalerias") entered into a series of contracts in order to establish an association or joint venture to conduct the PET plastic container businesses previously operated by their respective subsidiaries, Envases Multipack S.A. ("Multipack") and Crowpla Reicolite S.A. ("Crowpla").

This joint venture was formed by the issue of shares in Crowpla Reicolite S.A. to the subsidiary Andina Inversiones Societarias S.A., resulting in that company owning 50% of the shares in Crowpla. Cristalerias retained ownership of the remaining 50%. At the same time, Crowpla purchased from Multipack the assets necessary to operate the joint venture.

On October 16, 2001 the Extraordinary Meeting of Shareholders of Crowpla agreed to change the name of the society for "ENVASES CMF S.A.". An unrealized profit of ThCh$1,356,761 arose as a result of the sale of assets previously referred to; this profit will be recognized in results over the remaining useful life of the assets sold to Envases CMF S.A.

On March 19, 2002 the Canadian brewery Molson signed a joint agreement with Heineken for 100% control of Cervecera Kaiser.

Embotelladora Andina S.A., through its subsidiary Rio de Janeiro Refrescos
(RJR), holds an indirect interest in Kaik Participacoes Ltda. (Kaik). RJR, in turn, controlled 11,32% of Kaiser.

Consequently, RJR received as dividend US$15.32 million, as a result of a payment in cash for the sale of shares in Kaiser was paid which shares issued by Molson which, in term, were passed to Molson to guarantee eventual contingencies.

b)   Transactions with related companies:

                                                                                   Amount of  transactions for
                                                                                  the six months ended June 30,
                                                         Type of                -------------------------------
       Company                    Relation               transaction                2001             2002
--------------------------   -------------------------   ---------------------  -------------    --------------
                                                                                   ThCh$             ThCh$
Envases Central  S.A.        Investee                    Sales
                                                         --------------------
                                                         Raw materials             441,804          753,510
                                                         Services                      774              905
                                                         Purchases
                                                         --------------------
                                                         Finished products       3,258,361        6,042,855
                                                         Plant and equipment        13,356            6,054
                                                         Commercial accounts
                                                         --------------------
                                                         Loan given                806,100                -
                                                         Services                    1,961           45,104

Envases Italprint S.A.       Shareholder in common       Purchases
                                                         --------------------
                                                         Raw materials             472,939          439,733

Parque Arauco S.A            Majority shareholder        Rental of adverting
                                                         space                      17,572                -

Coca-Cola de Chile S.A.      Related company through     Sales
                             shareholders                --------------------
                                                         Advertising             1,451,499          742,473
                                                         Others                     14,073                -
                                                         Purchases
                                                         --------------------
                                                         Concentrate            15,418,570       17,029,694
                                                         Advertising             2,163,152          994,387
                                                         Others                  1,316,227                -

Coca-Coca de Argentina S.A.  Related company through     Purchases
                             shareholders                --------------------
                                                         Concentrate             4,817,288        4,680,308
                                                         Advertising             1,444,860          160,978

Cican S.A. (Argentina)       Equity investee             Purchases
                                                         --------------------
                                                         Finished products       3,222,127        1,943,224

Kaik Partcipacoes S/C Ltda.  Equity investee             Remittance from sale
                                                           of investment                 -       10,460,732

Cervejarias Kaiser S.A.
  (Brazil)                   Equity investee             Purchases
                                                         --------------------
                                                         Finished products       2,206,880        2,675,390

Envases del Pacifico Ltda.   Director in common          Purchases
                                                         --------------------
                                                         Labels                    251,683           67,677
                                                         Others                      1,673            7,461

Recofarma Industrias do      Director in common          Purchases
  Amazonas Ltda.                                         --------------------
                                                         Concentrate            12,625,724       13,746,088

Envases CMF S.A.             Equity investee             Purchases
                                                         --------------------
                                                         Raw materials                   -        4,172,560
                                                         Containers                      -          316,975
                                                         Others                          -           76,397

c)   Amounts receivable and amounts payable with related companies:

                                               Amounts receivable                       Amounts payable
                                                  at June 30,                            at June 30,
                                            ----------------------------       -------------------------------
           Company                              2001              2002             2001                2002
----------------------------------          -----------         --------       ----------            ---------
                                               ThCh$             ThCh$            ThCh$                ThCh$
Envases Central S.A.                          347,515                 -                 -              412,530
Coca-Cola de Chile S.A.                             -                 -         1,867,051            1,463,768
Recofarma Industrias Do
Amazonas Ltda.                                      -                 -         4,049,847              270,698
ECPG Net Inc (USA)                                  -            10,886                 -                    -
Envases del Pacifico S.A                            -                 -            46,764               19,517
Envases Italprint S.A.                              -                 -           286,013              174,861
Kaiser S.A.                                    27,787            12,356                 -                    -
Centralli Refrigerante S.A.                         -                 -            61,135              208,627
Envases CMF S.A.                                    -                 -                 -            1,369,005
Coca-Cola (Argentina)                               -                 -           805,947              711,418
Coca-Cola Industrial Ltda.                  1,034,143                 -           430,162                    -
Cican S.A. (Argentina)                             -                  -           788,374               63,894
                                            ---------           -------         ---------            ---------
         Total short term                   1,409,445            23,242         8,335,293            4,694,318
                                            =========           =======         =========            =========

Centralli Refrigerante S.A.                   174,699            64,828                 -                    -
Coca-Cola Industrial Ltda.                     35,480                 -           192,532                    -
Coca-Cola de Chile S.A.                             -            36,784                 -                    -
                                            ---------           -------         ---------            ---------
         Total long term                      210,179           101,612           192,532                    -
                                            =========           =======         =========            =========

NOTE 9 - OTHER ASSETS

Other assets at each period-end are as follows:

                                                  At June 30,
                                         -------------------------------
                                           2001                  2002
                                         ----------          -----------
                                           ThCh$                 ThCh$
Bonds                                    67,619,959          125,633,846
Prepaid expenses                          2,950,670            2,226,796
Time deposits                                     -           65,329,808
Recoverable taxes                                 -                    -
Long term deferred taxes                     42,871                    -
Deferred bond issuance costs              3,230,192            4,180,657
Fixed assets not used in operations               -              708,023
Other (1)                                 6,198,338            1,294,267
                                         ----------          -----------
       Total                             80,042,030          199,373,397
                                         ==========          ===========

(1) Includes ThCh$ 877,264 (ThCh$ 818,816 in 2001) relating to amounts to be received from the former stockholders of the subsidiary Rio de Janeiro Refrescos Ltda. who agreed to compensate the Company for the cost of any liabilities relating to transactions prior to the purchase of the subsidiary. These guarantees cover not only the existing contingent liabilities but also any future contingency that could arise in Rio de Janeiro Refrescos Ltda. from operations prior to the purchase of that subsidiary. The balance in Other assets is equal to the amount of the related liability to third parties included under Other long-term liabilities.



NOTE 10 - BANK LIABILITIES


a)   Short-term bank liabilities:

The weighted average interest rate on short-term borrowings, denominated in US$ and outstanding at June 30, 2002 was 6.51%.


b) Long-term bank liabilities consist of loans in Brazilian Reales and U.S. dollars, the terms of which as follows:

                                                   Terms
                                              -----------------
Lenders                                       Various banks
Payments of interest                          Semiannually in
                                              arrears
                                              6.83% per annual

The Long-term bank liabilities outstanding at each period-end, are as follows:

                                                       At June 30,
                                              ------------------------------
                                                 2001                2002
                                              ----------          ----------
                                                 ThCh$               ThCh$
Long-term bank loans in U.S. dollars                   -          58,229,650
Long-term bank loans in Brazilian reales       6,580,630           3,086,449
                                              ----------          ----------
         Total bank loans                      6,580,630          61,316,099
Less:  current portion                        (3,916,023)         (4,299,117)
                                              ----------          ----------
         Total long-term portion               2,664,607          57,016,982
                                              ==========          ==========

Scheduled maturities of the long-term portion of bank liabilities at June 30, 2002 are as follows:

Maturing during the period ending June 30,

                                        ThCh$
2003                                    129,462
2004                                     73,843
2005 and beyond                      56,813,677
                                     ----------
     Total                           57,016,982
                                     ==========

NOTE 11 - BONDS PAYABLE

a) At June 30, 2002, the balance of bonds payable, amounting to ThCh$ 963,270 (ThCh$ 789,576 in 2001), is recorded at par value and is classified as follows:

                                                             At June 30,
                                                    -------------------------------
                                                       2001                2002
                                                    -----------         -----------
                                                       ThCh$               ThCh$
Current portion of bonds payable:
    Bonds payable in UF                                       -             597,288
    Bonds payable in foreign currency (US$)           2,927,723             438,687
                                                    -----------         -----------
         Total current portion of bonds payable       2,927,723           1,035,975
                                                    ===========         ===========
Long-term bonds payable:
    Bonds payable in UF                                       -         114,486,400
    Bonds payable in foreign currency (US$)         160,134,814          24,822,092
                                                    -----------         -----------
         Total long-term bonds payable              160,134,814         139,308,492
                                                    ===========         ===========

b) The terms and conditions of the bonds issued in US dollars outstanding at June 30, 2002 are as follows:

                                         Series A                  Series B                    Series C
                                    -------------------       -------------------         -------------------
Issue date                          October 3, 1997           October 3, 1997             October 3, 1997
Amount of issuance                  US$ 32,076,000            US$ 4,000,000               US$ 100,000,000
Basis of readjustment               US$ exchange rate         US$ exchange rate           US$ exchange rate
Amortization term                   10 years                  30 years                    100 years
Principal payments                  Due October 1, 2007       Due October 1, 2027         Due October 1, 2097
Annual interest rate                7.0%                      7.625%                      7.875%
Interest payments                   Semiannually              Semiannually                Semiannually

During the period, the subsidiary The Sterling Pacific Corp. repurchased bonds in the international markets amounting to US$ 14.6 million (US$ 20.2 million in 2001). The total of repurchased bonds to date is US$ 314 million.


c) The terms and conditions of bonds issued in U.F. in the local market outstanding at June 30, 2002 are follows:

                                         Series A                  Series B
                                    ----------------          ----------------
Issue date                          July 2001                 July 2001
Amount of issuance                  UF 3,300,000              UF 3,700,000
Basis of readjustment               UF exchange rate          UF exchange rate
Amortization term                   5 years                   17 years
Principal payments                  Due June 1, 2008          Due June 1, 2026
Annual interest rate                6.2%                      6.5%
Interest payments                   Semiannually              Semiannually

NOTE 12 - OTHER ACCRUED LIABILITIES AND PROVISIONS

Other accrued liabilities and provisions at each period-end are as follows:

                                                      At June 30,
                                            -------------------------------
                                                2001                2002
                                            ----------          ----------
                                                ThCh$               ThCh$
Other accrued liabilities:
    Accrued obligations at period-end        8,033,296           6,109,999
    Provision for employee vacations         1,881,564           1,991,411
    Employee severance indemnities             430,194             354,021
    Publicity                                1,906,069           1,715,668
    Unearned revenue                           128,497             172,153
    Argentina rearrangement                          -           1,376,100
                                            ----------          ----------
         Total                              12,379,620          11,719,352
                                            ==========          ==========
Long-term provisions:
    Accrued obligations at period-end        3,838,248           7,440,020
    Employee severance indemnities           2,116,214           2,223,224
                                            ----------          ----------
         Total                               5,954,462           9,663,244
                                            ==========          ==========



NOTE 13 - INCOME TAXES


a)   Taxes

The parent company and its subsidiaries have set up a provision to cover income taxes based on existing laws. The effect on income is as follows:

                                                                  At June 30,
                                                          ------------------------------
                                                               2001               2002
                                                          ----------          ----------
                                                              ThCh$               ThCh$
    Current year income tax charge                        (6,033,020)         (3,419,615)
    Deferred tax movement                                   (104,411)            (33,924)
    Amortization of deferred tax complementary accounts      (13,143)           (125,773)
    Other                                                   (471,961)           (149,089)
                                                          ----------          ----------
         Total                                            (5,652,327)         (3,728,401)
                                                          ==========          ==========

b)   Taxable retained earnings

The Taxable Profits Fund totaled ThCh$ 36,185,040 as of June 30, 2002 and will result in a 15% credit in the event of distribution to shareholders.

c)   Deferred taxes

Beginning January 1, 2000, the Company began recognizing in net income on a prospective basis the effect of deferred taxes in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants.

The accumulative balance of these deferred taxes are shown below:

2001
----

     Temporary differences                            Deferred asset                    Deferred liability
       (Deferred taxes)                       Short-Term          Long-Term        Short-Term         Long-Term
       ----------------                       ----------          ---------        ----------         ---------
                                                 ThCh$              ThCh$             ThCh$             ThCh$
Allowance for doubtful accounts                  699,962            187,888                 -                 -
Unearned revenue                                  82,861                  -                 -                 -
Accrued vacation expenses                        129,382                  -                 -                 -
Accumulated depreciation                               -            369,955            89,848         7,988,698
Intangible depreciation                                -                  -                 -           665,606
Staff severance indemnities                       34,759              5,357             5,714           574,159
Provision for fixed assets held for sale               -          2,757,655                 -                 -
Judicial deposits                                      -            339,809                 -                 -
Social contribution                                    -          1,382,690                 -                 -
Tax loss carry-forwards                        3,610,456            717,715                 -                 -
Deposits in guarantee                                  -                  -                 -         2,729,838
Other                                            721,829            397,520           188,019           103,320
                                               ---------          ---------           -------        ----------
         Total                                 5,279,249          6,158,589           283,581        12,061,621
Complementary accounts,
 Net of amortization                            (237,126)          (239,335)           (4,942)       (6,185,238)
                                               ---------          ---------           -------        ----------

         Total                                 5,042,123          5,919,254           278,639         5,876,383
                                               =========          =========           =======        ==========

2002
----

     Temporary differences                            Deferred asset                    Deferred liability
       (Deferred taxes)                       Short-Term          Long-Term        Short-Term         Long-Term
       ----------------                       ----------          ---------        ----------         ---------
                                                 ThCh$              ThCh$             ThCh$             ThCh$
Allowance for doubtful accounts                  331,607            750,759                 -                 -
Unearned revenue                                       -                  -                 -                 -
Accrued vacation expenses                        121,154                  -                 -                 -
Intangible depreciation                                -                  -             9,112                 -
Accumulated depreciation                               -            736,936           287,657         3,889,275
Staff severance indemnities                      244,988          2,292,138            95,075           647,775
Fabrication expenses                                   -                  -                 -         3,338,269
Provision for fixed assets held for sale               -            627,947                 -                 -
Judicial deposits                                      -            809,050                 -                 -
Tax loss carry-forwards                                -          7,045,620                 -                 -
Leasing debtors                                   52,908             26,454             2,378            82,053
Fixed asset valuation                                  -                  -                 -           472,887
Deposits in guarantee                                  -                  -                 -         1,692,294
Social contribution                                    -          2,994,115                 -                 -
Debt issue expenses                                    -                  -                 -           258,575
Provision for lawsuits                                 -            322,126                 -                 -
Other                                            144,406            234,654             4,404               636
                                                 -------         ----------           -------        ----------
         Total                                   895,063         15,839,799           398,626        10,381,764
Complementary accounts,
 net of amortization                            (107,962)        (4,366,922)                -        (5,583,453)
Valuation allowance                                    -         (8,183,081)                -                 -
                                                 -------         ----------           -------        ----------
         Total                                   787,101          3,289,796           398,626         4,798,311
                                                 =======         ==========           =======        ==========

NOTE 14 - CONTINGENCIES AND COMMITEMENTS

a)   Guarantees:

Embotelladora Andina S.A.

The Company is in litigation for tax related matters for a total amount of ThCh$ 57,905 plus interest and monetary correction. The court ruled partially against the Company and awarded the plaintiff ThCh$23,609 plus interest and monetary correction. The Company has appealed the ruling and the result is pending.

Complejo Industrial Pet S.A.

The Company faces litigation related to labor laws and other civil actions with a maximum possible liability of ThUS$ 249.

Embotelladora del Atlantico S.A.

The Company faces litigation related to labor laws and other civil actions with a maximum possible liability of ThUS$ 1,713.

Rio de Janeiro Refrescos Ltda.  (RJR)

The Company faces litigation related to labor laws, federal taxes and other civil actions related to contingencies of the prior owners of RJR for a total estimated amount of ThUS$1,521.

At June 30, 2002, a provision was established for the possible losses that could arise from the litigation described above.


b)   Contingencies:

Argentina Economic Situation

At June 30, 2002 the assets in Argentina represents the 21.23 % of the consolidated assets (29.02 % at June 30, 2001). Likewise the investments held in Argentina represents the 20.43 % of the shareholder's equity at June 30, 2002.

As it is widely known, it is difficult to forecast the future developments of the Argentine economy and its consequences on the economic and financial position of Embotelladora Andina's susidiaries in this country. Therefore, the present financial statements do not include all the adjustments that could result from such adverse conditions, consequently they must be read considering these circumstances.

From the Company's management point of view, the consequences of these uncertainties would not have a significant effect on the financial position of the Company.

c)   Covenants

The bond issue and placement in the US market for US$ 350 million does not impose administrative restrictions, covenants or financial ratios.

The bond issued and placement in Chile of UF 7,000,000 is subject to the following covenants:

o Leverage, defined as the Total Debt / Equity + Minority Interest, must not exceed to 1.2 times.

o Maintain consolidated assets free of mortgages or any kind of encumbrance for an amount at least equal to1.3 times the consolidated current liabilities not guaranteed by the issuer.

o Maintain and by no means lose, sell or transfer to a third party the geographical zone called "Region Metropolitana", the Company's franchised territory of The Coca-Cola Company in Chile, and the license, the renewable by time to time, for the manufacture, production, sale and distribution of the products and trade marks.

o Never lose, sell or transfer to a third party any other territory of Argentina or Brazil that is franchised to Andina by The Coca Cola Company for the manufacture, production, sale and distribution of the products and trade marks confered by the license if it represents more than 40% of the Company's adjusted consolidated operational cash flow, as defined.

NOTE 15 - SHAREHOLDERS' EQUITY


a) The variations in the capital and reserves of the Company during the periods ended June 30, 2002 and 2001 were as follows:

                               Paid-in     Capital      Other     Retained      Net income     Interim
                               capital   revaluation  reserves(1) earnings     for the period  dividends      Total
                             ----------- -----------  ----------- -----------  --------------  ----------   ---------
                                 ThCh$       ThCh$      ThCh$       ThCh$         ThCh$        ThCh$        ThCh$
At January 1, 2001           173,762,425          -  38,132,910  147,414,347     31,500,734   (11,640,959)  379,169,457
Prior year income allocation           -          -           -   19,859,775    (31,500,734)   11,640,959             -
Definitive dividends                   -          -           -   (3,831,784)             -             -    (3,831,784)
Price-level restatement
  of equity accounts                   -  2,606,436     571,994    2,093,841              -             -     5,272,271
Accumulated translation
  adjustment of foreign
  investments                          -          -  19,720,263            -              -             -    19,720,263
Supplementary dividend                 -          -           -  (42,309,278)             -             -   (42,309,278)
Interim dividends                      -          -           -            -              -    (3,831,784)   (3,831,784)
Net income for the period              -          -           -            -     16,608,028             -    16,608,028
                             -----------  ---------  ----------  -----------     ----------    ----------   -----------
At June 30, 2001             173,762,425  2,606,436  58,425,167  123,226,901     16,608,028    (3,831,784)  370,797,173
                             ===========  =========  ==========  ===========     ==========    ==========   ===========
Balance at June 30, 2001
  restated in constant
  Chilean pesos of
  June 30, 2002 (2.1%)       177,411,436  2,661,171  59,652,096  125,814,666     16,956,797    (3,912,251)  378,583,914
                             ===========  =========  ==========  ===========     ==========    ==========   ===========

At January 1, 2002           179,149,060          -  46,252,421  125,211,171     33,066,958   (11,587,314)  372,092,296
Prior year income allocation           -          -           -   21,479,644    (33,066,958)   11,587,314             -
Definitive dividends                   -          -           -  (46,141,062)             -             -   (46,141,062)
Price-level restatement
  of equity accounts                   -  1,074,894     277,515      649,440              -             -     2,001,849
Accumulated translation
  adjustment of foreign
  investments (2)                      -          -   7,916,337            -              -             -     7,916,337
Interim dividends                      -          -           -            -              -    (3,831,784)   (3,831,784)
Net income for the period              -          -           -            -     20,693,153             -    20,693,153
                             -----------  ---------  ----------  -----------     ----------    ----------   -----------
At June 30, 2002             179,149,060  1,074,894  54,446,273  101,199,193     20,693,153    (3,831,784)  352,730,789
                             ===========  =========  ==========  ===========     ==========    ==========   ===========


(1) Other reserves includes the accumulated translation adjustment of ThCh$ 53,546,271 (ThCh$ 58,752,851 in 2001) and other reserves of ThCh$ 900,002
     (ThCh$ 899,245 in 2001).

(2) Represents the accumulated exchange rate difference arising upon consolidation of the Company's investments in Argentina and Brazil in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants and Official Circular No. 5294 of the SVS, as shown in the following detail:

                                                                      Exchange rate
                                           Balance at           difference during the year           Balance at
           Company                       January 1, 2002        Investment        Liability         June 30, 2002
           -------                       ---------------        ----------        ---------         -------------
                                              ThCh$                ThCh$            ThCh$               ThCh$
Rio de Janeiro Refrescos Ltda.             27,845,098           4,544,458                -           32,389,556
Embotelladora del Atlantico S.A.           12,156,246           2,259,861                -           14,416,107
Complejo Industrial Pet S.A.                5,628,590           1,112,018                -            6,740,608
                                           ----------           ---------          -------           ----------
Total                                      45,629,934           7,916,337                -           53,546,271
                                           ==========           =========          =======           ==========

b)   Dividends paid and agreed

During the period January to June 2002, the Company distributed Interim Dividend No. 129 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share and Definitive Dividend No. 130 for Ch$ 4.80 per Series A share and Ch$
5.28 per Series B share.

The payment of dividends was agreed

                   Month of      Type of      Ch$ per share    Ch$ per share
No of dividend     payment       dividend        series A         series B
--------------     --------      --------     -------------    -------------

      131          Jul-02        Final            40.00            44.00
      131          Dec-02        Final            13.00            14.30
      132          Jul-02        Interim           4.80             5.28

During the period January to June 2001, the Company distributed Interim Dividend No. 124 for Ch$ 4.80 per Series A share and Ch$ 5.28 per Series B share and Definitive Dividend No. 125 for Ch$ 4.80 per Series A share and Ch$
5.28 per Series B share.



NOTE 16 - OTHER NON-OPERATING INCOME AND EXPENSES

Other non-operating income and expenses include the following items:

a)   Other non-operating income:

                                                                                  2001                  2002
                                                                                ---------              -------
                                                                                  ThCh$                 ThCh$
Gain on sale of fixed assets                                                    1,937,582              437,842
Currency exchange rate difference arising from translation
 of financial statements                                                        6,366,453                    -
Other miscellaneous income                                                        719,332              124,780
                                                                                ---------              -------
         Total                                                                  9,023,367              562,622
                                                                                =========              =======

b)   Other non-operating expenses:

                                                                                   2001                2002
                                                                                ----------         -----------
                                                                                   ThCh$               ThCh$
Loss on sale of fixed assets                                                      (221,472)           (209,113)
Obsolescence and write-offs of fixed assets                                              -          (1,759,440)
Indemnities                                                                     (1,040,236)         (1,570,505)
Litigation                                                                        (327,396)         (2,077,475)
Currency exchange rate difference arising from translation
 of financial statements                                                                 -          (5,565,889)
Other miscellaneous expenses                                                      (909,538)         (1,143,994)
                                                                                ----------         -----------
         Total                                                                  (2,498,642)        (12,461,197)
                                                                                ==========         ===========

NOTE 17 - SUBSEQUENT EVENTS

On July 17, 2002 the following dividends were paid:

Dividend number 131, additional, with a charge to accrued income:

a)    Ch$40.00 (forty Chilean pesos) per share, Series A; and
b)    Ch$44.00 (forty Chilean pesos) per share, Series B.

Dividend number 132, interim:

a)    $4.80 (four point eighty Chilean pesos) per share, Series A; and
b)    $5.28 (five point twenty-eight Chilean pesos) per share, Series B.

There have been no subsequent events, either financial or otherwise, during the six-month period ended June 30, 2002 up to the date on which these financial statements were prepared, which could significantly affect their interpretation.